UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-53877

CUSIP Number: 50255M108

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended:	December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

PART I—REGISTRANT INFORMATION

Full name of registrant:	La Cortez Energy, Inc.

Address of Principal Executive Office:	Calle 67 #7-35 Oficina 409

City, State and Zip Code:	Bogotá, Colombia

Copy to:

Adam S. Gottbetter, Esq.

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY 10022

Phone: (212) 400-6900

Facsimile: (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Report”) by the prescribed date of March 30, 2012, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

A summary of our results for years ended December 31, 2011 and 2010 is as follows:

			Percentage Increase /
	2011	2010	(Decrease)

Revenues	$2,624,469	$522,896	402%
Costs and expenses	(6,941,877)	(10,741,873)	(35)%
Non-operating income, net	7,329,145	5,971,498	23%
Income tax expense	(39,399)	(50,891)	(23)%
Net income (loss)	$2,972,338	$(4,298,370)	(169)%

Revenues

We earned oil and gas revenues of $2,624,469 for the year ended December 31, 2011, compared to $522,896 for the year ended December 31, 2010. This increase was mainly due to higher volume produced, which in 2011 was 35,148 barrels and in 2010 was 7,530 barrels.   These revenues were derived from our production operations in the Mirto-1 and Mirto-2 wells.

Costs and Expenses

Our operating costs and expenses for the year ended December 31, 2011 and 2010, consisted of the following:

			Percentage Increase /
	2011	2010	(Decrease)

Operating costs	$1,072,940	$1,554,325	(31)%
Depreciation, depletion, accretion and amortization	233,818	297,896	(22)%
Impairment expense	-	3,563,417	(100)%
General and administrative	5,635,119	5,326,235	6%
Total	$6,941,877	$10,741,873	(35)%

Operating Costs

Our operating costs for the year ended December 31, 2011, which pertain to our costs incurred in production activities for the Mirto-1 and Mirto-2 wells, amounted to $1,072,940 compared to $1,554,325 in year 2010. Decrease is mainly due to adjustments received from the operator of the field.

Depreciation, Depletion, Accretion and Amortization Expenses

The decrease in our depreciation, depletion, accretion and amortization expenses for the year ended December 31, 2011 as compared to 2010 was mainly due to the lower depletion charge recorded in 2011, which originated from a reduction of the cost basis subject to depletion related to the impairment charge recorded in 2010.

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Impairment Expense

We did not record any impairment expense during 2011 because the estimated future net cash flows associated with our reserves exceeded our net basis as of December 31, 2011. In 2010, our analysis concluded in the need of an impairment to be recorded.

General and Administrative Expenses

We incurred total general and administrative expenses of $5,635,119 for the year ended December 31, 2011 compared to $ 5,326,235 for the year ended December 31, 2010. The increase was primarily due to the equity-based tax effective January 1, 2011 by the Colombian tax authorities on all Colombian entities for the amount of $779,419, which was partially offset by a decrease in professional fees for the amount of $472,072

Non-Operating Income, Net

Net non-operating income for the year ended December 31, 2011, was $7,329,145, compared to net non-operating income of $5,971,498 for the year ended December 31, 2010. The increase is primarily due to the recognition of an unrealized gain from the decrease in the fair value of derivative warrant instruments liability of $7,356,543 during the year ended December 31, 2011compared to an unrealized gain of $5,809,716 during the year ended December 31, 2010. The derivative liability decreased due to the Company’s declining stock price.

Net Income (Loss)

Net income for the year ended December 31, 2011, was $2,972,338 compared to a net loss of $4,298,370 for the year ended December 31, 2010.  The change is primarily due to an increase in revenues of $2,101,573 as a result of a full year of production in 2011 compared to only a few months of production in 2010; no impairment of oil properties in 2011 compared to a $3,563,417 impairment charge in 2010; and an unrealized gain on fair value of derivative warrant instruments of $7,356,543 in 2011 compared to an unrealized gain of $5,809,716 in 2010.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

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La Cortez Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 30, 2012

By:	/s/ Andres Gutierrez Rivera
Name:	Andres Gutierrez Rivera
Title:	Chief Executive Officer

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